UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2021

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2021

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Naoki Ueda
Name:	Naoki Ueda
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the nine months ended December 31, 2020

February 4, 2021

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting Office, Financial Planning Division
TEL (03) 5218-8890
Quarterly securities report issuing date:	February 12, 2021
Dividend payment date:	-
Trading accounts:	Established
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Nine Months ended December 31, 2020

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
For the nine months ended	million yen	%	million yen	%	million yen	%
December 31, 2020	4,495,026	(15.3)	840,619	(22.7)	607,037	3.3
December 31, 2019	5,307,196	5.7	1,086,958	(8.3)	587,440	(32.7)

(*)	Comprehensive income December 31, 2020: 1,079,332 million yen, 19.5% ; December 31, 2019: 902,883 million yen, 222.8%

	Basic earnings per share	Diluted earnings per share
For the nine months ended	yen	yen
December 31, 2020	47.27	47.09
December 31, 2019	45.48	45.31

(2) Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
As of	million yen	million yen	%
December 31, 2020	351,708,459	17,464,074	4.7
March 31, 2020	336,571,379	16,855,738	4.8

(Reference) Shareholders’ equity as of       December 31, 2020: 16,587,538 million yen;       March 31, 2020: 15,990,834 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

                        (Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
For the fiscal year	yen	yen	yen	yen	yen
ended March 31, 2020	—	12.50	—	12.50	25.00
ending March 31, 2021	—	12.50	—
ending March 31, 2021 (Forecast)				12.50	25.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2021 (Consolidated)

MUFG has the target of 600.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2021. (There is no change to our earnings target released on November 13, 2020.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A)  Changes in accounting policies due to revision of accounting standards: No

(B)  Changes in accounting policies due to reasons other than (A): No

(C)  Changes in accounting estimates: No

(D)  Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	December 31, 2020	13,581,995,120 shares
	March 31, 2020	13,581,995,120 shares
(B) Treasury stocks:	December 31, 2020	737,334,050 shares
	March 31, 2020	741,363,277 shares
(C) Average outstanding of total stocks:	Nine months ended December 31, 2020	12,843,043,046 shares
	Nine months ended December 31, 2019	12,916,075,657 shares

ø This “Consolidated Summary Report”(Quarterly“Tanshin”) is outside the scope of the external auditor’s quarterly review procedure.

ø Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Notes on Going-Concern Assumption	6
(4) Notes for Material Changes in Shareholders’ Equity	6
(5) Changes in Accounting Policies	7
(6) Additional Information	8

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Nine Months Ended December 31, 2020”

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2020	As of December 31, 2020
Assets:
Cash and due from banks	78,335,634	99,068,990
Call loans and bills bought	727,598	603,239
Receivables under resale agreements	24,104,564	13,992,185
Receivables under securities borrowing transactions	3,464,533	3,126,268
Monetary claims bought	6,583,403	6,135,427
Trading assets	20,250,172	20,139,617
Money held in trust	1,046,323	1,204,845
Securities	65,555,127	75,913,845
Loans and bills discounted	109,114,612	106,394,166
Foreign exchanges	1,741,290	1,657,515
Other assets	13,900,403	12,388,927
Tangible fixed assets	1,319,789	1,291,762
Intangible fixed assets	1,498,407	1,423,590
Net defined benefit assets	712,206	761,947
Deferred tax assets	127,516	137,268
Customers’ liabilities for acceptances and guarantees	8,830,436	8,473,912
Allowance for credit losses	(740,641)	(1,005,052)

Total assets	336,571,379	351,708,459

Liabilities:
Deposits	187,623,551	205,133,770
Negotiable certificates of deposit	7,787,524	7,878,243
Call money and bills sold	3,671,100	2,217,542
Payables under repurchase agreements	31,692,711	29,688,796
Payables under securities lending transactions	1,058,042	597,633
Commercial papers	2,162,329	1,577,287
Trading liabilities	14,067,826	13,883,864
Borrowed money	24,651,574	27,159,599
Foreign exchanges	2,223,010	2,157,618
Short-term bonds payable	962,295	896,903
Bonds payable	13,464,472	13,222,209
Due to trust accounts	9,798,688	9,817,070
Other liabilities	10,407,459	10,069,940
Reserve for bonuses	110,964	69,709
Reserve for bonuses to directors	1,446	1,265
Reserve for stocks payment	11,298	9,868
Net defined benefit liabilities	86,547	86,197
Reserve for retirement benefits to directors	1,058	841
Reserve for loyalty award credits	31,247	20,743
Reserve for contingent losses	206,029	182,419
Reserves under special laws	4,269	4,405
Deferred tax liabilities	754,111	990,629
Deferred tax liabilities for land revaluation	107,641	103,912
Acceptances and guarantees	8,830,436	8,473,912

Total liabilities	319,715,640	334,244,384

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2020	As of December 31, 2020
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	980,102	977,286
Retained earnings	10,855,798	11,027,340
Treasury stock	(505,518)	(502,931)

Total shareholders’ equity	13,471,894	13,643,208

Net unrealized gains (losses) on available-for-sale securities	2,066,363	2,742,997
Net deferred gains (losses) on hedging instruments	189,342	229,076
Land revaluation excess	158,633	151,950
Foreign currency translation adjustments	300,838	(20,138)
Remeasurements of defined benefit plans	(159,766)	(142,664)
Debt value adjustments of foreign subsidiaries and affiliates	(36,470)	(16,890)

Total accumulated other comprehensive income	2,518,940	2,944,329

Subscription rights to shares	59	—
Non-controlling interests	864,844	876,535

Total net assets	16,855,738	17,464,074

Total liabilities and net assets	336,571,379	351,708,459

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the nine months ended December 31, 2019	For the nine months ended December 31, 2020
Ordinary income	5,307,196	4,495,026
Interest income	2,914,182	2,010,750
Interest on loans and bills discounted	1,811,000	1,367,636
Interest and dividends on securities	502,292	324,350
Trust fees	98,139	105,146
Fees and commissions	1,127,348	1,109,868
Trading income	213,142	278,365
Other operating income	479,921	552,411
Other ordinary income	474,461	438,483
Ordinary expenses	4,220,237	3,654,407
Interest expenses	1,532,063	619,710
Interest on deposits	545,767	220,015
Fees and commissions	175,558	164,609
Other operating expenses	176,483	276,191
General and administrative expenses	2,051,862	2,053,007
Other ordinary expenses	284,270	540,887

Ordinary profits	1,086,958	840,619

Extraordinary gains	39,756	22,883
Gains on disposition of fixed assets	7,052	15,539
Gains on sales of shares of affiliates	—	7,344
Reversal of reserve for contingent liabilities from financial instruments transactions	1	—
Gains on sales of shares of subsisidiaries	30,596	—
Gains on step acquisitions	2,105	—
Extraordinary losses	285,079	43,574
Losses on disposition of fixed assets	6,880	7,432
Losses on impairment of fixed assets	43,388	19,425
Provision for reserve for contingent liabilities from financial instruments transactions	—	136
Losses on change in equity	21,311	16,580
Losses on sales of shares of affiliates	6,072	—
Amortization of goodwill	207,425	—

Profits before income taxes	841,635	819,927

Income taxes-current	141,995	193,897
Income taxes-deferred	39,844	(42,728)

Total taxes	181,839	151,168

Profits	659,796	668,759

Profits attributable to non-controlling interests	72,355	61,721

Profits attributable to owners of parent	587,440	607,037

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the nine months ended December 31, 2019	For the nine months ended December 31, 2020
Profits	659,796	668,759
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	341,979	639,299
Net deferred gains (losses) on hedging instruments	32,252	41,991
Land revaluation excess	36	—
Foreign currency translation adjustments	(102,383)	(279,095)
Remeasurements of defined benefit plans	(14,991)	16,436
Share of other comprehensive income of associates accounted for using equity method	(13,805)	(8,058)

Total other comprehensive income	243,087	410,573

Comprehensive income	902,883	1,079,332

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	822,177	1,040,064
Comprehensive income attributable to non-controlling interests	80,706	39,268

5

Mitsubishi UFJ Financial Group, Inc.

(3)	Notes on Going-Concern Assumption

None.

(4)	Notes for Material Changes in Shareholders’ Equity

None.

6

Mitsubishi UFJ Financial Group, Inc.

(5)	Changes in Accounting Policies

(Additional Information)

(Adoption of Accounting Standard for Fair Value Measurement)

Accounting Standard Board of Japan (“ASBJ”) Statement No. 30, “Accounting Standard for Fair Value Measurement”(ASBJ, July 4, 2019; hereinafter referred to as “Accounting Standard for Fair Value Measurement”) and ASBJ Guidance No.31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ, July 4, 2019), have been applied since the end of the previous fiscal year. In accordance with Paragraph 8 of the Accounting Standard for Fair Value Measurement, the risk adjustment method applied to determine the fair value of derivatives was modified to use as much as possible observable inputs estimated by reference to derivatives and other instruments traded in the market. This modification was made due to the application of the Accounting Standard for Fair Value Measurement. In accordance with the transitional measures set forth in Paragraph 20 of the Accounting Standard for Fair Value Measurement, the cumulative effect of retroactively applying the new accounting policy prior to the beginning of the previous fiscal year was recognized as adjustments to retained earnings at the beginning of the previous fiscal year, and the new accounting policy was applied as of the beginning of the previous fiscal year as a change in MUFG’s accounting policies.

Accordingly, the consolidated financial statements as of and for the nine months ended December 31, 2019 reflect the retroactive application of the new accounting policy.

The retroactive application of the new accounting policy resulted in an increase of ¥4,452 million in each of ordinary profits and profits before income taxes for the nine months ended December 31, 2019. In addition, due to the cumulative effect of the retroactive application of the new accounting policy on net assets as of the beginning of the previous fiscal year, the balance of retained earnings as of the beginning of the previous fiscal year decreased by ¥20,533 million.

(Adoption of U.S. Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Losses on Financial Instruments”)

Certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) adopted ASU2016-13, “Measurement of Credit Losses on Financial Instruments” from the beginning of the nine months ended December 31, 2020. This update replaces the incurred loss impairment methodology in previous U.S. GAAP with a methodology that reflects expected credit losses, and full lifetime expected credit losses will be recognized upon initial recognition of a financial asset measured on an amortized cost basis by taking into account certain forecasted information such as macroeconomic indicators. In adopting the accounting standard, retained earnings were adjusted for the cumulative effect at the beginning of the nine months ended December 31, 2020.

As a result, at the beginning of the nine months ended December 31, 2020, allowance for credit losses increased by ¥172,363 million and retained earnings decreased by ¥118,374 million.

7

Mitsubishi UFJ Financial Group, Inc.

(6)	Additional Information

(Estimated impact of the COVID-19 pandemic relating to provision for credit losses)

MUFG Bank, Ltd. (“the Bank”), a major consolidated subsidiary of MUFG, recorded a provision for credit losses of ¥12,684 million for the nine months ended December 31, 2020 (¥45,347 million for the fiscal year ended March 31, 2020) by estimating the impact of the COVID-19 pandemic on credit risk, to the extent that such impact was considered not to have been reflected in the borrowers’ financial information as of December 31, 2020, considering the expected impact of the pandemic on the borrowers’ financial performance and on the overall economic environment.

The process for preparing the recorded provision amount involved, among other things, determining the scope of borrowers (in terms of industry, geographical region, etc.) that were expected to be significantly affected, making certain assumptions relating to economic factors based on certain scenarios, and collectively estimating the degree to which the internal credit ratings assigned to borrowers in particular industries or geographic regions would be downgraded.

Since there was no precedent or established market view regarding the extent of the pandemic or the timing of containment of the pandemic available for reference in considering the expected impact of the pandemic on economic conditions, the Bank made certain assumptions and estimated the amount, as best as it could under the circumstances, based on, among other things, such assumptions and information available from external sources and through an approval process in accordance with prescribed internal rules.

As of March 31, 2020, one of our assumptions was that economic conditions would recover to the calendar 2019 level by around the end of calendar 2020 globally. As of September 30, 2020, we updated this assumption and assumed that such economic recovery would still take some time. As a result, although the global economy has begun to recover, our assumptions included, among other things, that the pace of recovery in economic activity would be slow and that economic recovery to pre-pandemic levels, particularly in developed countries, would thus be gradual. As of December 31, 2020, our assumptions remained substantially unchanged. These assumptions, however, are highly uncertain, and, depending on future developments, significant additional provision for credit losses may be recognized for the fiscal year ending March 31, 2021 and subsequent reporting periods due to such developments affecting the impact of the COVID-19 pandemic on the financial performance of borrowers and other transaction counterparties or on the economic environment.

(Major overseas subsidiaries’ total credit costs which are expected to be reflected in MUFG’s consolidated financial statements as of and for the fourth quarter of the fiscal year ending March 31, 2021)

Major overseas subsidiaries which were consolidated based on their financial statements as of and for the quarter ended September 30, 2020 adopted ASU 2016-13, “Measurement of Credit Losses on Financial Instruments,” the new guidance that introduced the concept of current expected credit loss, as of the beginning of the first quarter of the fiscal year ending December 31, 2020. As a result, these subsidiaries record provision for allowance for credit losses by taking into account certain forecasted information such as macroeconomic indicators.

Under the new guidance, it is currently estimated that the subsidiaries’ total credit costs for the quarter ended December 31, 2020 will be approximately ¥30 billion in total. The subsidiaries’ total credit costs will be reflected in MUFG’s consolidated financial statements as of and for the quarter ending March 31, 2021.

The definition of total credit costs is described in “1. Financial Results” of “Selected Financial Information under Japanese GAAP For the Nine Months Ended December 31, 2020”.

8

Selected Financial Information

under Japanese GAAP

For the Nine Months Ended December 31, 2020

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4	1
	[ BK Non-consolidated ][ TB Non-consolidated ]

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BK and TB Combined including Trust Account ]	5
	[ BK Non-consolidated ][ TB Non-consolidated ]
	[ TB Non-consolidated : Trust Account ]

3. Securities	[ MUFG Consolidated ]	6
	[ BK Non-consolidated ][ TB Non-consolidated ]

4. ROE	[ MUFG Consolidated ]	9

5. Average Interest Rate Spread	[ BK and TB Combined ]	10
	[ BK Non-consolidated ][ TB Non-consolidated ]

6. Loans and Deposits	[ BK and TB Combined ]	11
	[ BK Non-consolidated ][ TB Non-consolidated ]

7. Statements of Trust Assets and Liabilities	[ TB Non-consolidated ]	12

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.

Note:

Accounting Standard Board of Japan (“ASBJ”) Statement No. 30, “Accounting Standard for Fair Value Measurement” and ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” have been applied since the end of the previous fiscal year.

Accordingly, the financial information of “MUFG”, “BK and TB Combined” and “BK”, for the nine months ended December 31, 2019 reflect the retroactive application of the new accounting standard, etc.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2020 (A)	December 31, 2019 (B)
Gross profits	2,996,191	2,948,751	47,440
Gross profits before credit costs for trust accounts	2,996,191	2,948,750	47,441
Net interest income	1,391,201	1,382,241	8,960
Trust fees	105,146	98,139	7,006
Credit costs for trust accounts (1)	(0)	0	(0)
Net fees and commissions	945,258	951,789	(6,530)
Net trading profits	278,365	213,142	65,222
Net other operating profits	276,220	303,438	(27,218)
Net gains (losses) on debt securities	208,329	195,034	13,295
General and administrative expenses	2,023,165	2,057,138	(33,973)
Amortization of goodwill	12,392	19,780	(7,388)
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	985,419	911,392	74,026
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	973,026	891,611	81,414
Provision for general allowance for credit losses (2)	(96,424)	(42,560)	(53,863)
Net operating profits*	876,602	849,051	27,550
Net non-recurring gains (losses)	(35,982)	237,907	(273,890)
Credit costs (3)	(295,121)	(111,424)	(183,697)
Losses on loan write-offs	(133,218)	(115,042)	(18,176)
Provision for specific allowance for credit losses	(158,013)	5,953	(163,966)
Other credit costs	(3,889)	(2,336)	(1,553)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	—	6,481	(6,481)
Gains on loans written-off (6)	47,884	63,206	(15,321)
Net gains (losses) on equity securities	72,798	53,500	19,297
Gains on sales of equity securities	120,713	117,937	2,775
Losses on sales of equity securities	(31,220)	(36,556)	5,336
Losses on write-down of equity securities	(16,694)	(27,879)	11,185
Equity in earnings of equity method investees	235,689	220,880	14,808
Other non-recurring gains (losses)	(97,232)	5,262	(102,495)

Ordinary profits	840,619	1,086,958	(246,339)

Net extraordinary gains (losses)	(20,691)	(245,322)	224,631
Net gains (losses) on disposition of fixed assets	8,106	171	7,934
Losses on impairment of fixed assets	(19,425)	(43,388)	23,963
Losses on change in equity	(16,580)	(21,311)	4,730
Gains on sales of shares of affiliates	7,344	—	7,344
Amortization of goodwill	—	(207,425)	207,425
Gains on sales of shares of subsidiaries	—	30,596	(30,596)
Profits before income taxes	819,927	841,635	(21,707)
Income taxes-current	193,897	141,995	51,901
Income taxes-deferred	(42,728)	39,844	(82,572)
Total taxes	151,168	181,839	(30,670)
Profits	668,759	659,796	8,963
Profits attributable to non-controlling interests	61,721	72,355	(10,634)

Profits attributable to owners of parent	607,037	587,440	19,597

Note:

*   Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(343,661)	(84,296)	(259,364)

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2020 (A)	December 31, 2019 (B)
Gross profits	1,441,357	1,447,755	(6,397)
Gross profits before credit costs for trust accounts	1,441,358	1,447,754	(6,396)
Net interest income	696,879	693,518	3,360
Trust fees	84,739	78,461	6,278
Credit costs for trust accounts (1)	(0)	0	(0)
Net fees and commissions	331,987	359,848	(27,860)
Net trading profits	90,777	55,602	35,175
Net other operating profits	236,973	260,323	(23,350)
Net gains (losses) on debt securities	189,084	190,522	(1,437)
General and administrative expenses	1,000,614	1,009,891	(9,277)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	440,743	437,862	2,880
Provision for general allowance for credit losses (2)	11,110	—	11,110
Net operating profits	451,854	437,863	13,991
Net non-recurring gains (losses)	(89,448)	155,679	(245,127)
Credit costs (3)	(101,132)	(20,577)	(80,554)
Losses on loan write-offs	(17,826)	(18,783)	956
Provision for specific allowance for credit losses	(80,502)	—	(80,502)
Other credit costs	(2,802)	(1,794)	(1,008)
Reversal of allowance for credit losses (4)	54	61,737	(61,682)
Reversal of reserve for contingent losses included in credit costs (5)	448	3,439	(2,991)
Gains on loans written-off (6)	5,494	19,668	(14,174)
Net gains (losses) on equity securities	63,529	54,126	9,403
Gains on sales of equity securities	111,452	121,297	(9,845)
Losses on sales of equity securities	(31,225)	(36,680)	5,455
Losses on write-down of equity securities	(16,697)	(30,490)	13,792
Other non-recurring gains (losses)	(57,843)	37,284	(95,128)

Ordinary profits	362,405	593,542	(231,136)

Net extraordinary gains (losses)	(3,362)	(404,679)	401,316
Losses on write-down of shares of subsidiaries	—	(400,165)	400,165
Income before income taxes	359,043	188,863	170,179
Income taxes-current	111,281	115,491	(4,209)
Income taxes-deferred	(20,517)	31,385	(51,902)
Total taxes	90,764	146,876	(56,112)

Net income	268,278	41,986	226,292

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(84,024)	64,268	(148,292)

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	251,658	247,340	4,318
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	261,395	255,592	5,803

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2020 (A)	December 31, 2019 (B)

Gross profits	1,202,656	1,203,360	(703)
Net interest income	605,283	614,960	(9,676)
Net fees and commissions	267,588	293,015	(25,426)
Net trading profits	87,974	50,512	37,461
Net other operating profits	241,810	244,872	(3,061)
Net gains (losses) on debt securities	195,923	172,447	23,475
General and administrative expenses	853,730	866,966	(13,236)
Amortization of goodwill	1,139	455	683
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	350,066	336,849	13,216
Net operating profits before provision for general allowance for credit losses	348,926	336,393	12,533
Provision for general allowance for credit losses (1)	11,110	—	11,110
Net operating profits	360,037	336,393	23,643
Net non-recurring gains (losses)	(90,311)	150,170	(240,482)
Credit costs (2)	(101,125)	(20,566)	(80,559)
Reversal of allowance for credit losses (3)	—	60,938	(60,938)
Reversal of reserve for contingent losses included in credit costs (4)	358	3,407	(3,048)
Gains on loans written-off (5)	5,494	19,667	(14,173)
Net gains (losses) on equity securities	41,816	47,608	(5,791)
Gains on sales of equity securities	76,911	96,862	(19,950)
Losses on sales of equity securities	(22,800)	(19,913)	(2,887)
Losses on write-down of equity securities	(12,294)	(29,341)	17,047
Other non-recurring gains (losses)	(36,855)	39,115	(75,970)

Ordinary profits	269,726	486,564	(216,838)

Net extraordinary gains (losses)	(132)	(405,076)	404,943
Losses on write-down of shares of subsidiaries	—	(400,165)	400,165
Income before income taxes	269,593	81,488	188,105
Income taxes-current	93,784	100,429	(6,644)
Income taxes-deferred	(23,463)	23,217	(46,681)
Total taxes	70,321	123,646	(53,325)

Net income	199,272	(42,158)	241,430

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(84,162)	63,447	(147,609)
Provision for general allowance for credit losses	11,110	(3,192)	14,303
Provision for special allowance for credit losses	(80,502)	64,059	(144,562)
Allowance for credit to specific foreign borrowers	(367)	71	(438)
Losses on loans write-off	(17,820)	(18,771)	951
Provision for contingent losses included in credit costs	358	3,407	(3,048)
Gains on loans written-off	5,494	19,667	(14,173)
Losses on sales of other loans, etc.	(2,435)	(1,794)	(640)

Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	153,003	163,945	(10,942)
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	154,857	165,111	(10,254)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2020 (A)	December 31, 2019 (B)
Gross profits	238,700	244,394	(5,693)
Gross profits before credit costs for trust accounts	238,701	244,393	(5,692)
Trust fees	84,739	78,461	6,278
Credit costs for trust accounts (1)	(0)	0	(0)
Net interest income	91,595	78,558	13,037
Net fees and commissions	64,398	66,832	(2,433)
Net trading profits	2,803	5,090	(2,286)
Net other operating profits	(4,836)	15,451	(20,288)
Net gains (losses) on debt securities	(6,838)	18,074	(24,912)
General and administrative expenses	146,884	142,925	3,959
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	91,816	101,468	(9,652)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	91,816	101,469	(9,652)
Net non-recurring gains (losses)	862	5,508	(4,645)
Credit costs (3)	(6)	(11)	4
Reversal of allowance for credit losses (4)	54	798	(743)
Reversal of reserve for contingent losses included in credit costs (5)	89	32	57
Gains on loans written-off (6)	0	0	(0)
Net gains (losses) on equity securities	21,712	6,518	15,194
Gains on sales of equity securities	34,541	24,435	10,105
Losses on sales of equity securities	(8,424)	(16,767)	8,342
Losses on write-down of equity securities	(4,403)	(1,149)	(3,254)
Other non-recurring gains (losses)	(20,988)	(1,830)	(19,158)

Ordinary profits	92,679	106,977	(14,298)

Net extraordinary gains (losses)	(3,229)	397	(3,626)
Income before income taxes	89,449	107,374	(17,925)
Income taxes-current	17,496	15,062	2,434
Income taxes-deferred	2,946	8,167	(5,221)
Total taxes	20,443	23,229	(2,786)

Net income	69,006	84,144	(15,138)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	138	821	(682)
Credit costs for trust accounts	(0)	0	(0)
Provision for general allowance for credit losses	223	779	(556)
Provision for special allowance for credit losses	(168)	18	(187)
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	(6)	(11)	4
Provision for contingent losses included in credit costs	89	32	57
Gains on loans written-off	0	0	(0)
Losses on sales of other loans, etc.	—	—	—

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	98,655	83,394	15,260
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	106,538	90,480	16,058

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BK and TB Combined including Trust Account

	(in millions of yen)
	As of December 31, 2020	As of March 31, 2020
Bankrupt or De facto Bankrupt	161,706	121,990
Doubtful	354,365	310,975
Special Attention	280,534	221,271
Non Performing Loans	796,606	654,237
Total loans	98,627,385	100,608,268
Non Performing Loans / Total loans	0.80%	0.65%

BK Non-consolidated
	(in millions of yen)
	As of December 31, 2020	As of March 31, 2020
Bankrupt or De facto Bankrupt	161,662	121,940
Doubtful	352,228	308,695
Special Attention	280,534	221,271
Non Performing Loans	794,425	651,907
Total loans	95,078,093	96,406,813
Non Performing Loans / Total loans	0.83%	0.67%

TB Non-consolidated
	(in millions of yen)
	As of December 31, 2020	As of March 31, 2020
Bankrupt or De facto Bankrupt	43	49
Doubtful	2,126	2,275
Special Attention	—	—
Non Performing Loans	2,170	2,325
Total loans	3,542,307	4,189,169
Non Performing Loans / Total loans	0.06%	0.05%

TB Non-consolidated: Trust Account
	(in millions of yen)
	As of December 31, 2020	As of March 31, 2020
Bankrupt or De facto Bankrupt	—	0
Doubtful	11	3
Special Attention	—	—
Non Performing Loans	11	3
Total loans	6,984	12,285
Non Performing Loans / Total loans	0.15%	0.03%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2020		As of March 31, 2020
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	3,878,776	32,992	4,165,781	12,113

	(in millions of yen)
	As of December 31, 2020		As of March 31, 2020
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Available-for-sale securities	72,748,909	3,933,226	62,151,189	2,888,631
Domestic equity securities	5,014,344	3,123,719	4,141,355	2,139,981
Domestic bonds	38,612,840	170,652	27,473,106	171,378
Other	29,121,724	638,855	30,536,727	577,271
Foreign equity securities	79,745	18,378	79,521	12,671
Foreign bonds	22,943,100	516,600	24,502,462	738,144
Other	6,098,879	103,875	5,954,743	(173,544)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2020		As of March 31, 2020
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	1,883,620	14,975	1,944,533	18,785
Stocks of subsidiaries and affiliates	625,594	377,803	627,818	(17,184)

	(in millions of yen)
	As of December 31, 2020		As of March 31, 2020
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	56,166,275	2,744,489	46,321,585	1,991,487
Domestic equity securities	4,126,837	2,492,805	3,374,636	1,651,395
Domestic bonds	36,636,855	159,904	25,770,967	154,064
Other	15,402,582	91,779	17,175,981	186,027
Foreign equity securities	56,926	11,267	53,695	6,530
Foreign bonds	12,312,619	49,900	13,997,325	370,202
Other	3,033,035	30,611	3,124,961	(190,704)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2020		As of March 31, 2020
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	1,085,304	(8,495)	1,059,871	(15,289)
Stocks of subsidiaries and affiliates	69,111	(1,542)	28,482	(1,873)

	(in millions of yen)
	As of December 31, 2020		As of March 31, 2020
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	11,342,803	959,735	10,698,869	727,878
Domestic equity securities	920,102	567,892	807,271	432,023
Domestic bonds	1,947,748	10,766	1,710,778	16,171
Other	8,474,951	381,075	8,180,820	279,683
Foreign equity securities	49	40	44	35
Foreign bonds	6,874,919	314,070	6,616,153	262,471
Other	1,599,982	66,964	1,564,622	17,176

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the nine months ended December 31, 2020	For the nine months ended December 31, 2019
ROE	5.90	5.72

Note:
ROE is computed as follows:

Profits attributable to owners of parent × 4 / 3	×	100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BK and TB Combined

	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2020	For the nine months ended December 31, 2019
Average interest rate on loans and bills discounted	0.70	0.75
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.69	0.74

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.74	0.79
Interest rate spread	0.73	0.79
BK Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2020	For the nine months ended December 31, 2019
Average interest rate on loans and bills discounted	0.72	0.78
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.71	0.77

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.74	0.80
Interest rate spread	0.74	0.79
TB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2020	For the nine months ended December 31, 2019
Average interest rate on loans and bills discounted	0.32	0.34
Average interest rate on deposits and NCD	0.02	0.04
Interest rate spread	0.29	0.30

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.63	0.66
Interest rate spread	0.60	0.61

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of December 31, 2020	As of March 31, 2020
Deposits (ending balance)	186,768,647	169,384,048
Deposits (average balance)	182,054,745	166,255,886
Loans (ending balance)	90,741,033	92,339,389
Loans (average balance)	94,563,790	91,531,796

	(in millions of yen)
	As of December 31, 2020	As of March 31, 2020
Domestic deposits (ending balance)*	160,223,723	145,903,208
Individuals	84,594,684	79,317,655

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of December 31, 2020	As of March 31, 2020
Deposits (ending balance)	175,842,163	158,248,564
Deposits (average balance)	170,960,857	154,468,309
Loans (ending balance)	87,322,567	88,258,295
Loans (average balance)	90,768,116	87,207,107

	(in millions of yen)
	As of December 31, 2020	As of March 31, 2020
Domestic deposits (ending balance)*	150,461,400	136,155,699
Individuals	77,864,835	72,414,615

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated

	(in millions of yen)
	As of December 31, 2020	As of March 31, 2020
Deposits (ending balance)	10,926,484	11,135,484
Deposits (average balance)	11,093,887	11,787,576
Loans (ending balance)	3,418,466	4,081,093
Loans (average balance)	3,795,674	4,324,689

	(in millions of yen)
	As of December 31, 2020	As of March 31, 2020
Domestic deposits (ending balance)*	9,762,322	9,747,508
Individuals	6,729,849	6,903,040

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

TB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2020	As of December 31, 2020
Assets:
Loans and bills discounted	359,832	389,735
Securities	57,931,822	56,855,241
Beneficiary rights to the trust	87,938,640	91,190,602
Securities held in custody accounts	3,798,591	4,311,309
Monetary claims	22,272,297	29,630,024
Tangible fixed assets	15,875,747	16,930,715
Intangible fixed assets	135,543	137,938
Other claims	3,759,125	2,804,325
Call loans	1,147,427	747,739
Due from banking account	8,980,934	8,990,373
Cash and due from banks	5,284,528	5,479,256

Total	207,484,491	217,467,260

Liabilities:
Money trusts	25,711,403	25,625,517
Pension trusts	11,700,334	12,033,421
Property formation benefit trusts	6,842	6,725
Investment trusts	92,086,729	95,306,276
Money entrusted other than money trusts	4,939,720	5,033,310
Securities trusts	6,631,349	6,427,724
Monetary claim trusts	20,301,045	27,777,885
Equipment trusts	90,563	136,248
Land and fixtures trusts	42,300	42,220
Composite trusts	45,974,200	45,077,931

Total	207,484,491	217,467,260

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 850,748 millions of yen as of March 31, 2020 and 495,004 millions of yen as of December 31, 2020, respectively.